Exhibit 99.1

Compugen Reports Third Quarter 2017 Results

Phase I Study for COM701 Expected to Start in 2018

IND Application for COM902 Anticipated in 2019

HOLON, ISRAEL, November 7, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the third quarter ended September 30, 2017.

"We are making important progress advancing our diverse pipeline as Compugen evolves into a clinical-stage company in 2018," said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. "We are completing CMC and IND-enabling activities necessary for the anticipated filing of our IND towards the end of the first quarter of 2018, and we are now working on finalizing the clinical protocol for our Phase I study, expected to start in 2018 and designed to test COM701 as a monotherapy and drug combination treatment. We are also concurrently advancing COM902 through preclinical testing with the aim of filing an IND in 2019.

Our earlier-stage portfolio of novel myeloid targets is also progressing with newly disclosed data for certain of our programs suggesting their potential as drug targets for cancer immunotherapy. As previously announced, we are fortunate to have multi-year research collaborations with two leading academic institutions in the United States, the Johns Hopkins University School of Medicine and Mount Sinai Hospital in New York. These collaborations with world leading experts in immuno-oncology provide us with a broad and integrated infrastructure for testing the viability of our diverse set of target programs and advancing them to potentially serve as a basis for the development of new cancer immunotherapy treatments."

"We continue to hold discussions with potential industry partners with respect to the four program areas in our pipeline and we remain confident that we will achieve multiple collaborations. We cannot, however, predict the exact timing of completing any such collaboration, as most of our programs are novel and early stage, entailing a lengthy evaluation period by prospective partners, and are therefore taking longer than we originally anticipated to complete," concluded Dr. Cohen-Dayag.

Paul Sekhri, Chairman of the Board of Directors, added, "I'm excited to be working with the Compugen team and I am impressed by the Company's promising novel immuno-oncology pipeline. The progress the Company has made in the last few years in advancing its internal development programs has positioned it well for future corporate growth. The Company's predictive discovery platform generates promising targets and I am confident that Compugen's pipeline has commercially valuable assets which will yield multiple collaboration agreements and bring first-in-class cancer immunotherapies to patients and physicians. I look forward to continue working with the Compugen team towards maximizing shareholder value and addressing unmet medical need."

Recent highlights:
•	Granted patent for COM701 under United States Patent and Trademark Office Moonshot Program.
•
Entered into a new research collaboration agreement with Mount Sinai Hospital in New York under the direction of Dr. Miriam Merad, a world leader in myeloid biology and a member of Compugen's scientific advisory board (SAB).

•	Extended research collaboration with Johns Hopkins University School of Medicine under the direction of Prof. Drew Pardoll, chairman of the Company's SAB.
•
Presented CGEN-15032, a newly-disclosed novel myeloid and epithelial immuno-oncology target, in an oral and a poster presentation at the 3rd annual CRI-CIMT-EATI-AACR International Cancer Immunotherapy Conference which took place September 6‑9, 2017 in Mainz/Frankfurt, Germany.

•	Entered into a process development and manufacturing service agreement with Bayer Healthcare LLC to produce COM902 for future use in clinical trials.

Financial Results
R&D expenses for the third quarter of 2017 and nine months ended September 30, 2017 were $7.6 million and $21.4 million, respectively, compared with $6.0 million and $18.2 million in the comparable periods in 2016. The increase primarily reflects expanded preclinical development activities involving our pipeline program candidates, mainly related to COM701 as well as COM902.

Net loss for the third quarter of 2017 was $9.9 million, or $0.19 per diluted share, compared with a net loss of $7.8 million, or $0.15 per diluted share, for the comparable period in 2016. Net loss for the nine months ended September 30, 2017 was $27.8 million, or $0.54 per diluted share, compared with a net loss of $23.0 million, or $0.45 per diluted share, for the comparable period in 2016.

As of September 30, 2017, cash and cash related accounts totaled $38.5 million, compared with $61.5 million as of December 31, 2016. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2017 results today, November 7, 2017, at 10:00 a.m. ET. To access the live conference call by telephone, please dial 1-888-281-1167 from the US, or +972-3-918-0644 internationally. The conference call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

(Tables to follow)

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen's business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen's shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as "will," "may," "expects," "anticipates," "believes," "potential," "plan," "goal," "estimate," "likely," "should," "confident," and "intends," and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen's business model is substantially dependent on entering into collaboration agreements with third parties, Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen's most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	-	70	-	659
Cost of revenues	-	21	-	188
Gross profit	-	49	-	471

Operating expenses
Research and development expenses	7,620	6,004	21,413	18,241
Marketing and business development expenses	289	270	898	741
General and administrative expenses	2,070	1,742	5,708	5,335
Total operating expenses	9,979	8,016	28,019	24,317

Operating loss	(9,979)	(7,967)	(28,019)	(23,846)
Financial and other income, net	108	186	263	852
Loss before taxes on income	(9,871)	(7,781)	(27,756)	(22,994)
Taxes on income	-	-	-	20
Net loss	(9,871)	(7,781)	(27,756)	(23,014)

Basic and diluted net loss per ordinary share	(0.19)	(0.15)	(0.54)	(0.45)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,163,404	50,927,819	51,142,277	50,792,439

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	38,457	61,527
Other accounts receivable and prepaid expenses	910	1,153
Total current assets	39,367	62,680

Non-current assets
Long-term prepaid expenses	109	92
Severance pay fund	2,693	2,402
Property and equipment, net	4,921	5,965
Total non-current assets	7,723	8,459

Total assets	47,090	71,139

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	5,854	4,740
Total current liabilities	5,854	4,740

Non-current liabilities
Accrued severance pay	3,238	2,880
Total non-current liabilities	3,238	2,880

Total shareholders' equity	37,998	63,519
Total liabilities and shareholders' equity	47,090	71,139